Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

April 21, 2016

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk Senior Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Ambac Financial Group, Inc. (“Ambac” or the “Company”) Responses to Letter dated April 19, 2016 with respect to Revised Proxy Statement on Schedule 14A filed on April 15, 2016 File No. 1-10777

Dear Ms. Chalk:

On behalf of Canyon Capital Advisors LLC and certain of its affiliates (collectively, the “Filing Persons”), we are responding to your letter dated April 19, 2016 (the “SEC Comment Letter”) in connection with the Revised Proxy Statement on Schedule 14A filed on April 15, 2016 (the “First Revised Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a second Revised Proxy Statement on Schedule 14A (the “Second Revised Proxy Statement”). The Second Revised Proxy Statement reflects revisions made to the First Revised Proxy Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the First Revised Proxy Statement, while the page numbers in the responses refer to pages in the Second Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Proxy Statement.

Revised Preliminary Proxy Statement filed April 15, 2016

General

1.	“Refer to comments 1, 2 and 6 in our prior comment letter dated April 13, 2016. We continue to believe you should revise the proxy statement generally to explain and expand the discussion of the participants’ interests in the solicitation, separate and apart from their interests as common shareholders of Ambac, and how these interests could be impacted if your solicitation is successful. While you have made revisions to the proxy statement in response to the comments cited, we do not believe they adequately explain and address these matters for the benefit of common shareholders who may not be familiar with the kinds of financial instruments held. For example, while you include a list of securities such as “surplus notes” and “5% Junior Surplus Notes” in Annex I of the proxy statement, the characteristics of these securities and how they would translate into Canyon’s interests versus those of common shareholders generally is not apparent. Similarly, stating that Canyon and its affiliates own “certain Company-insured residential mortgage backed securities” does not explain how that translates in terms of a relationship to Ambac and the interests of common shareholders generally. This disclosure, along with (if appropriate) an explanation of your creditor relationship to the Company should be significantly revised in the proxy statement.”

In response to your comment, the Filing Persons have revised the disclosure on Annex I of the Second Revised Proxy Statement.

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Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.